Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. The voting polls will be open until 11:59 p.m. (Eastern Time) on August 6, 2025.
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VOTE BY MAIL
* SPECIMEN *	Mark, sign and date your proxy card and return it in the envelope we have provided.
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE IN PERSON

If you would like to vote in person, please attend the 2025 Annual General Meeting of Shareholders to be held on August 7, 2025, at 6:00 p.m. (Israel time), at the offices of the Company, located at 14 Hathiya Street, Tel Aviv 6816914, Israel.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2025 Annual General Meeting of Shareholders Proxy Card - Gauzy Ltd.

▼     DETACH PROXY CARD HERE TO VOTE BY MAIL     ▼

The Board of Directors recommends a vote “FOR” all listed Proposals.

1.	To re-elect our currently serving Class I director, Mr. Alexander Babitsky, effective immediately, and to elect Mr. Alejandro Weinstein, effective as of November 1, 2025, each to serve as a Class I director of the Company to hold office until the third annual general meeting of our shareholders following the 2025 Annual General Meeting of Shareholders, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association, as may be amended from time to time, or applicable law, whichever is the earlier.

Nominees (Vote for each Nominee Separately):

1a.	Alexander Babitsky

☐ FOR	☐ AGAINST	☐ ABSTAIN

1b.	Alejandro Weinstein

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2025 (the “Auditors”), and until the close of the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee or upon recommendation of its audit committee) to set the fees to be paid to the Auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

(TO BE SIGNED ON REVERSE)

GAUZY LTD.

2025 Annual General Meeting of Shareholders

August 7, 2025 6:00 P.M. Israel Time

At the offices of the Company, located at 14 Hathiya Street, Tel Aviv, Israel

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of Gauzy Ltd. (the “Company”) hereby appoint(s) Eyal Peso, Meir Peleg and Galina Tsitman (Talanker) or any one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this proxy, all of the ordinary shares of Gauzy Ltd. that the shareholder(s) is/are entitled to vote at the 2025 Annual General Meeting of Shareholders to be held on August 7, 2025, at 6:00 p.m. (Israel time), at the offices of the Company, located at 14 Hathiya Street, Tel Aviv 6816914, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted in accordance with the recommendations of the Board of Directors of the Company. Should any other matter come before the 2025 Annual General Meeting of Shareholders, the proxies or their substitutes have discretionary authority to vote in their best judgment. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Gauzy Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ___________________________

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in the partnership’s name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT999	90.00